UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 13, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X                       Form 40-F
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                                  No  X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: December 13, 2007

13 December 2007
Update on 2007 production
Lihir Gold Ltd (LGL) has reduced its production forecast for 2007 by 7 percent to 700,000 ounces.
While the company’s operational performance this quarter has continued to build on the strong improvements implemented over the past two years, with record material movements and autoclave throughputs in the current year, the gold grade of ore being fed to the autoclaves has been below plan. This has been primarily due to:
•	recent unplanned maintenance shutdowns of the primary crusher; and

•	ore feed to the mill being harder than expected, restricting milling throughput
This has necessitated the requirement to blend softer material through the secondary crushing system to maintain feed to the autoclaves. This material has had a significantly lower gold grade.
In addition, the recently commissioned oxygen plant has experienced a compressor failure reducing the amount of ore that can be oxidised. This plant is unlikely to be back on line before the New Year.
Despite these temporary setbacks, LGL remains on track to achieve record production in 2007. This will be followed by another record in 2008, due to a full year’s operation of the flotation circuit expansion at Lihir, and the commencement of production at the company’s Ballarat operation, which remains on schedule for the second half of the year.
“The improved operational performance, together with the expansion projects being planned, and the elimination of all hedging earlier this year, will position LGL for a strong improvement in operating cashflows in 2008 and beyond,” said CEO Arthur Hood.
For further information:
Joe Dowling
GM Corporate Affairs
Ph: +61 7 3318 3308
Joel Forwood
Manager Investor Relations
Ph: +61 7 3318 3331

Lihir Gold Limited Incorporated in Papua New Guinea ARBN 069 803 998	Phone: +617 3318 3300 Fax: +617 3318 9203 Website: www.lihir.com.pg	GPO Box 905 Brisbane QLD 4001 Australia Level 9, 500 Queen Street Brisbane QLD 4000 Australia